SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                        TRANSFORMA ACQUISITION GROUP INC.
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)

                                    89366E209

                                 (CUSIP Number)

                                December 20, 2006
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 4 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89366E209                  13G              Page 2 of 4 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    1,000,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    -0-
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    1,000,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    -0-
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            1,000,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)

            6.4%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **

            IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 89366E209                   13G                 Page 3 of 4 Pages

This report on Schedule 13G (this "Schedule 13G") relates to the 1,000,000 shares (the "Owned Shares") of common stock, $.0001 par value (the "Common Stock") of Transforma Acquisition Group Inc. (the "Company") beneficially owned by JANA Partners LLC ("JANA") as of January 4, 2007. In addition to the Owned Shares, JANA beneficially owns warrants to purchase Common Stock of the Company. However, pursuant to the terms of the relevant instruments, JANA cannot exercise any of these warrants until the consummation of an initial business combination by the Company, and therefore JANA cannot be deemed to beneficially own the shares of Common Stock underlying the warrants at this time.

Item 1(a).      Name of Issuer:
                Transforma Acquisition Group Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:
                350 Park Avenue, 10th floor, New York, New York 10022

Item 2(a).      Name of Person Filing:
                JANA Partners LLC

Item 2(b).      Address of Principal Business Office or, if None, Residence:
                200 Park Avenue, Suite 3300, New York, New York 10166

Item 2(c).      Citizenship:
                This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2(d).      Title of Class of Securities:
                Common Stock, $.0001 Par Value

Item 2(e).      CUSIP No:
                89366E209

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                (a) [ ] Broker or dealer registered under Section 15 of
                        the Act,

                (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

                (c) [ ] Insurance Company as defined in Section 3(a)(19)
                        of the Act,

                (d) [ ] Investment Company registered under Section 8 of
                        the Investment Company Act of 1940,

                (e) [ ] Investment Adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E),

                (f) [ ] Employee Benefit Plan or Endowment Fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F),

                (g) [ ] Parent Holding Company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G),

                (h) [ ] Savings Association as defined in Section 3(b) of
                        the Federal Deposit Insurance Act,

                (i) [ ] Church Plan that is excluded from the definition
                        of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

                (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [X]

Item 4.         Ownership

                (a) Amount beneficially owned: 1,000,000

                (b) Percent of Class: 6.4%

                (c) Number of shares as to which JANA Partners LLC has:
                    (i) Sole power to vote or to direct the vote: 1,000,000
                   (ii) Shared power to vote or to direct the vote: -0-
                  (iii) Sole power to dispose or to direct the
                        disposition: 1,000,000
                   (iv) Shared power to dispose or to direct the
                        disposition: -0-

Item 5.         Ownership of Five Percent or Less of a Class.
                Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another
                Person.
                Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on the Parent Holding Company. Not Applicable.

Item 8.         Identification and Classification of Members of the Group.
                Not Applicable.

Item 9.         Notice of Dissolution of Group.
                Not Applicable.

CUSIP No. 90403T100                  13G                  Page 4 of 4 Pages

Item 10.         Certification.

By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATED:  January 4, 2007




                                                JANA PARTNERS LLC

                                            By: /s/ Barry Rosenstein
                                                --------------------
                                                Barry Rosenstein
                                                Managing Partner

                                            By: /s/ Gary Claar
                                                --------------------
                                                Gary Claar
                                                General Partner